Dodge & Cox  /  Investment Managers  /  San Francisco
News Corp. (NWS/A)
Investment Thesis
Solid growth prospects
Long-term growth in global TV distribution and content.  Cable networks are a key driver.
Free cash flow generation
Attractive “cash cow” businesses include TV stations, newspapers and advertising inserts/books.
Option value on certain businesses
Management is working to realize value of less mature assets (e.g. Sky Italia, MySpace/IGN).
Healthy balance sheet, capital return
Strong financial condition with over U.S. $4 billion in cash, $1.8 billion in remaining share repurchase.
Low valuation
Current valuation is low in relation to historical levels.
Management working for shareholders
Management is a large equity owner.
Risks
Exposure to economic downturn
Cyclicality in advertising-supported media.
Downside risk in some businesses
Film studio margins may not be sustainable.
Secular challenges
Fragmentation of U.S. audiences and slow growth in print businesses.
Technological dislocation
Internet is both a disruptive force and an opportunity.
August 2008
Company Profile
Leading global media and entertainment
company headquartered in New York.
Significant satellite TV platforms include
a 39% interest in British Sky Broadcasting
and wholly owned Sky Italia.
News Corp. Chairman & CEO, Rupert
Murdoch, and Peter Chernin, President
and Chief Operating Officer, head a well
respected management team, which is
often able to move quickly in pursuit of
new global growth opportunities.
Per Share Valuation
NWS FY ends June 30
Shares Outstanding = 2.617 billion
All figures in US Dollars
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Television,
18%
Cable
Networks
Programming,
15%
Newspapers,
19%
Magazines/FSI
, 3%
Filmed
Entertainment,
20%
Sky Italia, 11%
Books/Other,
13%
NWS/A S&P 500
Price (8/18/08) $13.70
2008 EPS 1.81 51.6
2009 Est. EPS 1.29 80.3
2009 Price / Earnings 10.4x 15.8x
2008 Price / Sales 1.1x 1.3x
2008 Price / Book 1.3x 2.4x
08-347